Mail Stop 3561

July 27, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Polys Hajioannou
Chief Executive Officer
Safe Bulkers, Inc.
30-32 Karamanli Avenue
P.O. Box 70837
Voula 16605
Athens, Greece

   Re: SafeBulkers, Inc.
      Form 20-F for the year ended December 31, 2009
      Filed February 23, 2010
      File No. 1-34077

Dear Mr. Hajioannou:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Item 5 - Operating and Financial Review and Prospects
Critical Accounting Policies, page 35

1. We note your section on critical accounting policies. It appears that the items included are a mere repetition of the information in your Significant Accounting Policies. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, we note that in 2008, you were in breach of certain covenants relating to the maintenance of minimum security vessel values. In light of the sustained decreased rates in the drybulk industry, which may be reduced further as a result of a potential oversupply of drybulk vessel capacity, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management in your impairment analysis. Furthermore, please analyze the specific sensitivity to change of critical accounting estimates or assumptions, based on other outcomes that are reasonably likely to occur and would have a material effect. In this regard, please provide quantitative as well as qualitative disclosure as reasonably available. Please revise accordingly.

Item 5 - Operating and Financial Review and Prospects
Note 2. Significant Accounting Policies, page F-9

2. We note that significant amounts of redelivery cost and income were recognized during the periods presented. With respect to the arrangements for early redelivery of vessels from charterers, it is unclear from disclosure in note 17 whether you terminate a higher daily fixed rate charter contract and then replace it with a lower daily rate charter contract with the same charterer. Please advise us and add disclosure to further describe the facts and circumstances that lead to the immediate recognition of these one-time fees, as opposed to netting any amounts from the termination of one contract against rates for new contracts for different vessels with the same charterer. Also, please advise us as to the reasons why the company agrees to the termination in connection with entering new contracts at lower rates. We may have further comment upon reviewing your response.

Liquidity and Capital Resources, page 39
Note 18. Loss on Asset Purchase Cancellations, page F-25

3. We note that you have $274.6 million of commitments for newbuilds as of December 31, 2009. From your disclosure in Risk Factors, we note that you anticipate that your primary sources of funds to satisfy these commitments will be

cash from operations, additional indebtedness to be raised and, possibly, equity financing. Your ability to obtain bank financing or to access the capital markets for future offerings may be limited by your financial condition at the time of any such financing or offering, including the actual or perceived credit quality of our charterers and the market value of your fleet. Significant contraction, de-leveraging and reduced liquidity in credit markets worldwide is reducing the availability and increasing the cost of credit. To the extent that you are unable to enter into new credit facilities and obtain such additional secured indebtedness on terms acceptable to you, we will need to find alternative financing. If you are unable to find alternative financing, you may not be capable of funding all of your commitments for capital expenditures relating to your contracted newbuilds, and you could lose your advances for vessels under construction, which amounted to $93.5 million as of December 31, 2009, and incur additional liability to charterers and shipyards and your business, financial condition and results of operations would be adversely affected. In light of the materiality of these commitments, please elaborate on the above noted factors in these sections or in the commitments note (12) that also focuses on the impact of the market value of your fleet and your ability to access additional financing, and describe whether the additional liability you mention pertains to claims for breach of contract. If it does not, please advise us and expand your disclosure to indicate if you may face claims for breach of contract. Please advise and revise accordingly.

Liquidity and Capital Resources, page 39
Note 9. Bank Debt, page F-16

4. We note that you were not in compliance with your debt covenants relating to the maintenance of minimum security vessel values as of December 31, 2008. Please advise us and revise the notes to your financial statements to disclose the periods for which the waivers, confirmations and amendments of these covenant violations were obtained from your lenders. Also, please tell us and explain in the notes to your financial statements how the debt obligations to which these covenant violations relate were classified on your December 31, 2008 balance sheet pursuant to the guidance in ASC 470-10-55. As part of your response and your revised disclosure, you should also explain the basis or rationale for your classification. We may have further comment upon receipt of your response.

Note 2. Significant Accounting Policies
Impairment of Long-Lives Assets, page F-10

5. We note your disclosure indicating that the Company reviews its long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the

estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company evaluates the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. You state that no impairment loss was recorded for any of the periods presented.

Based on various disclosures throughout the filing, we note the following matters which raise concern as to whether a potential impairment of your vessels may exist:

- For the fiscal year 2009 compared to fiscal year 2008 (ending December 31st), revenues decreased by 19.2%, and the TCE decreased by 31.1%. As indicated in your Risk Factors, you have seen fewer vessels being scrapped during the economic crisis and an oversupply of drybulk vessel capacity, particularly during a period of economic recession, will likely result in a reduction of charter hire rates.
- For the first quarter ended March 31, 2010, revenues decreased 26.9% due to lower charter rates as compared to the same period of the previous year. In addition, TCE continued decreasing by 14.1% from its fiscal 2009 rate.
- You have not arranged charters for three of your newbuild vessels scheduled to be delivered through 2012 (and two during 2010), while one of the vessels from your current fleet became available for employment during the first quarter of 2010.

In light of the aforementioned considerations, please tell us whether these events and circumstances caused management to re-evaluate and perform an updated interim period impairment test as of March 31, 2010 pursuant to the guidance in ASC Topic 360-10 and expand your disclosure in future filings to describe what consideration was given in recording impairment. In your disclosures, we suggest that you provide an expanded discussion of your material assumptions with an analysis of how actual results have compared to your prior projections and how any differences were considered in your most recent analysis. We may have further comment upon reviewing your response.

Note 3. Transactions with Related Parties, page F-13

6. From your disclosure in Risk Factors, we note that your chief executive officer, Polys Hajioannou, owns all of the issued and outstanding capital stock of your Manager through his wholly-owned company, Machairiotissa Holdings Inc. In addition, Polys Hajioannou, together with his brother Nicolaos Hadjioannou, control Vorini Holdings Inc., which owns approximately 81.99% of your outstanding common stock. These relationships could create conflicts of interest between you and your Manager. These conflicts may arise in connection with the chartering, purchase, sale and operation of the vessels in your fleet versus vessels

owned or chartered-in by other companies affiliated with your Manager, your chief executive officer or Nicolaos Hadjioannou. To the extent you elect not to exercise your right of first refusal with respect to any drybulk vessel that may be acquired by companies affiliated with your chief executive officer or Nicolaos Hadjioannou, such companies could acquire and operate such drybulk vessels under the management of your Manager in competition with you. Although, under your management agreement, your Manager will be required to first provide you any chartering opportunities in the drybulk sector, your Manager is not prohibited from giving preferential treatment in other areas of its management to vessels that are beneficially owned by related parties. These conflicts of interest may have an adverse effect on your results of operations. Please disclose these potential conflicts of interest associated with this related party relationship in the notes to the Company's financial statements pursuant to the disclosure requirements outlined in ASC 850-10-50-1.

Other

7. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing

You may contact Effie Simpson at (202) 551-3346, or, in her absence, Joe Foti, Senior Assistant Chief Accountant, at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Konstantinos Adamopoulos, CFO
011 30 210 895 4159